UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             BEI TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   00005538P1
                                 (CUSIP Number)

                            Hollybank Investments, LP
                        One Financial Center, Suite 1600
                           Boston, Massachusetts 02111
                                 (617) 526-8963
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 6, 1998
                               September 27, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.


Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                         Page 2 of 11 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hollybank Investments, LP
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       474,000
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER

                                       None
                           9           SOLE DISPOSITIVE POWER

                                       474,000
                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           474,000
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
14         TYPE OF REPORTING PERSON*

           PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                         Page 3 of 11 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorsey R. Gardner
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           PF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       40,000**  **Please refer to Item 5, page
       BENEFICIALLY                                5 for disclaimer of
         OWNED BY                                  beneficial ownership.
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       None
                            9          SOLE DISPOSITIVE POWER

                                       40,000**   **Please refer to Item 5, page
                                                    5 for disclaimer of
                                                    beneficial ownership.
                            10         SHARED DISPOSITIVE POWER

                                       None
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,000**   **Please refer to Item 5, page 5 for disclaimer of
                        beneficial ownership.
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%**      **Please refer to Item 5, page 5 for disclaimer of
                         beneficial ownership.
14         TYPE OF REPORTING PERSON*

           IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                         Page 4 of 11 Pages


Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the "Shares"), of BEI Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Post Street, Suite 2500, San Francisco, California 94104.


Item 2.  Identity and Background

         The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner"). The business address of both Gardner and LP is One Financial Center, Suite 1600, Boston, Massachusetts, 02111. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. As of the date hereof, LP's sole business is securities investment. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         This statement relates specifically to the following transactions in shares of BEI Technologies, Inc.: LP's September 27, 1997 acquisition of 342,000 Shares as a result of the spinoff of BEI Technologies, Inc. from BEI Electronics, Inc.; LP's December 30, 1997 purchase of 56,000 Shares at a per share price of $12.05 (including the $.04/share commission) on the NASDAQ System; LP's January 6, 1998 purchase of 76,000 Shares of BEI Technologies, Inc. at a per share price of $12.1875 (including the $.04/share commission) on the NASDAQ System; Gardner's December 23, 1997 purchase of 5,000 Shares at a per share price of $12.06 (including the $.04/share commission) on the NASDAQ System; and Gardner's December 30, 1997 purchase of 5,000 Shares at a per share price of $12.05 (including the $.04/share commission) on the NASDAQ System. These purchases, when aggregated with Gardner's and LP's previously purchased Shares, give Gardner deemed beneficial ownership of 514,000 of the 7,112,479 outstanding. Except for the initial spinoff, LP used its working capital to make these and every Share purchase, while Gardner has used his personal funds for his purchases.

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                        Page 5 of 11 Pages


Item 4.  Purpose of Transaction

         LP and Gardner have purchased their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                       Page 6 of 11 Pages

Item 5.  Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement, LP is the beneficial owner of 474,000 Shares (approximately 6.7% of the outstanding Shares as of November 24, 1997, based on information provided in the Company's 10-K filed December 9,
1997). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

         (ii) As of the date of this Statement, Gardner beneficially owns 40,000 Shares (approximately 0.6% of the outstanding Shares as of November 24, 1997, based on information provided in the Company's 10-K filed December 9, 1997). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

         (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting and investment power with respect to the Shares reported in (a)(ii) above.

         (c)(i) LP has, during the past 60 days, effected the following Share purchases:

         DATE              SHARES PURCHASED                   PRICE PER SHARE

         12/30/97           56,000 Shares                       $12.0500
         01/06/98           76,000 Shares                       $12.1875

These purchases, accomplished via NASDAQ System trades, were effected strictly as security investments. As a result of these purchases, LP is the beneficial owner of the 474,000 Shares referenced in (a)(i) above.

            (ii) Gardner has, during the past 60 days, effected the following Share purchases:

         DATE              SHARES PURCHASED                   PRICE PER SHARE

         12/23/97           5,000 Shares                        $12.0600
         12/30/97           5,000 Shares                        $12.0500

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                        Page 7 of 11 Pages


These purchases, accomplished via NASDAQ System trades, were effected strictly as security investments. As a result of these purchases, Gardner is the beneficial owner of the 40,000 Shares referenced in (a)(ii) above.

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                        Page 8 of 11 Pages

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.


Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                        Page 9 of 11 Pages



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            HOLLYBANK INVESTMENTS, LP



                                            By: /s/ Dorsey R. Gardner
                                                 Dorsey R. Gardner
                                                 General Partner



                                            /s/ Dorsey R. Gardner
                                            Dorsey R. Gardner


Date: 1/7/98

                                  SCHEDULE 13D



CUSIP No. 00005538P1                                      Page 10 of 11 Pages


                                  EXHIBIT INDEX

             Exhibit                                        Page

99.1       Joint Filing Agreement                            10